[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

May 16, 2012

BY EDGAR

Bo Howell, Esquire
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”)
File Nos.:  811-07528 and 333-178943

Dear Mr. Howell:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on May 2, 2012 (the “Comments”), regarding the Fund’s Registration Statement on Form N-2 filed on January 9, 2012, as amended on April 13, 2012.

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Fund’s responses.

1.
Comment:  On Page 1, under “Prospectus Summary - Our Adviser” conform the language regarding the advisory rate to the language as it appears on page 47 (i.e., state that the advisory fee is calculated based upon average weekly total assets).

Response:  This revision has been made.

2.	Comment: On page 5, under “The Offering – Dilution,” include the dilution examples.

Response: The requested examples have been added to Page 5.

3.
Comment:  Disclose the formula adopted by the Board in connection with its ability to adjust the Subscription Price if the Fund’s NAV decreases to below $16.67 per share.  If the Board does not have any such formula, disclose whether there are any limitations on the Board’s ability to adjust the Subscription Price and how much notice stockholders will be given of any such adjustment.  Supplementally, please advise the staff as to whether the Fund is aware of any other rights offerings where the Board is permitted to adjust the Subscription Price.

Bo Howell
March 16, 2012

Response:  The Subscription Price is fixed at $50.00 and will not be adjusted.  The disclosure has been revised accordingly.  Furthermore, the Fund has added the following disclosure:

The Fund has, as required by the SEC's registration form, undertaken to suspend the offer until it amends this Prospectus if, subsequent to the effective date of this Prospectus, the Fund's NAV declines more than 10% from its NAV as of that date.

4.
Comment:  Include the 3.00% dividend rate payable to convertible preferred stockholders in the Fee Table on page 6.  In addition, revise footnote 3 because it is no longer accurate to state that the Fund incurs no leverage after the convertible preferred stock is issued.

Response:  The 3.00% dividend rate payable to convertible preferred stockholders has been added to the Fee Table as a new line item set forth under Total Annual Expenses (see The Gabelli Utility Trust as an example of such format).  The reference to leverage in original footnote 3 (renumbered as footnote 4) has been deleted, in light of the intended issuance of the convertible preferred stock in this offering

5.
Comment:  Disclose how much notice will be provided to stockholders in the event that the Fund determines to require redemption or conversion of the convertible preferred stock as described on page 11 under “Risk Factors-Required Redemption or Conversion.”

Response:  The Fund will provide stockholders 30 days notice of the required redemption or conversion of the convertible preferred stock, if any.

6.
Comment:  Revise the disclosure regarding Section 12(d)(1)(F) on page 11 under “Risk Factors – Other Closed-End Funds”  to state that the 3% restriction applies to the Fund and its affiliated persons.  In addition, add “SEC” prior to the word staff in the first sentence of the third paragraph of this section.  Furthermore, remove reference to Section 2(a)(9) because the Fund filed its request for a declaratory order pursuant to Section 554(e) only.  Separately, disclose the Fund’s 2(a)(9) issue. Make consistent disclosure on page 34.

Response:  The Fund has deleted reference to Section 2(a)(9) in connection with its request for a declaratory order regarding its proxy voting policy.  In addition, the Fund has revised and expanded the relevant disclosure accordingly as follows:

In accordance with Section 12(d)(1)(F) of the 1940 Act, the Fund will be limited by provisions of the 1940 Act that limit the amount the Fund , together with its affiliated persons, can invest in other investment companies to 3% of any other investment company’s total outstanding stock.  As a result, the Fund may hold a smaller position in a closed-end investment company than if it were not subject to this restriction.
In September, 2010, members of the staff of the Division of Investment Management (the “Staff”) informed the Fund that they had concerns that the Fund might not be in compliance with the exemptive conditions of Section 12(d)(1)(F) of the Investment Company Act of 1940 because the Fund and certain private partnerships might be deemed to be under common control.  The Staff members based their concerns on certain public disclosures regarding the ownership and control of the Adviser by certain individuals who also own and control other entities that serve as the general partners and investment advisers to certain private investment partnerships that are excluded from the definition of an investment company by Section 3(c)(1) of the Investment Company Act.  The Staff cited the SEC’s conclusion in In the Matter of Steadman Security Corp. (Exchange Act Release No. 13695; Investment Company Act Release No. 9830; Investment Advisers Act Release No. 593) (June 29, 1977), that “the investment adviser almost always controls the fund” in support of its position.

Bo Howell
March 16, 2012

The Board, including all of the Independent Directors, and the Adviser reviewed the matter with their respective counsel and determined that they disagreed with the Staff’s position.  In December, 2010, the Adviser and the Fund filed a joint request for a declaratory order from the SEC that the Adviser does not control the Fund which, if granted, would resolve the Section 12(d)(l)(F) compliance issue raised by the Staff.  In March 2011, the Board and the Adviser made a determination that the joint request for a declaratory order should be deemed to have been temporarily granted under the provisions of Section 2(a)(9) of the Investment Company Act because more than 60 days had elapsed since the date the request was filed with the SEC.  The Staff has advised the Board and the Adviser that they disagree with such determination.  In June, 2011, the Fund and the Adviser submitted a letter to the Staff requesting that they re-evaluate the Staff’s position regarding whether the Adviser should be deemed to control the Fund based on the recent decision by the U.S. Supreme Court in Janus Capital Group v. First Derivative Traders.  In Janus, the Court ruled that despite the “unique close relationship” between the fund and the adviser, the adviser did not control the fund.  Although the position is not free from doubt, the Fund and the Adviser and their respective counsel believe that the Fund is in compliance with the exemptive conditions of Section 12(d)(l)(F) of the Investment Company Act.

7.	Comment: Conform the language regarding the Fund’s proxy voting policy as of March 1, 2012 to that set forth in the Fund’s proxy statement.

Response:  The Fund has revised the disclosure accordingly as follows:

As of March 1, 2012, having received no response from the SEC to the Fund’s application for a declaratory order, ~~with respect to~~ the Adviser will vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal (including the election of directors) ~~that~~ in a manner which the Adviser ~~deems~~ reasonably determines is likely to favorably impact ~~an~~ the discount of such investment company’s market price ~~discount to its NAV, the Adviser has been authorized by stockholders to determine how to vote on such proposal~~as compared to its net asset value.

Bo Howell
March 16, 2012

8.
Comment:  Revise the last sentence of the Fund’s Real Estate Investment Risk to incorporate the Fund’s concentration policy and therefore limit the Fund to no more than 25% of its assets being invested in REITs.

Response:  The Fund has revised the disclosure regarding its investments in REITs to limit such investments to no more than 25% of its assets.

9.	Comment: Disclose that the Fund’s investment objective is not fundamental and may be changed by the Board with 60 days notice to stockholders.

Response:  The Fund has revised the disclosure accordingly.

10.	Comment: In the Management table, add “during the last 5 years” to the column heading regarding other Directorships held.

Response:  The Fund has revised the table heading accordingly.

11.	Comment: In Part C Item 28, replace “None” with the 2(a)(9) disclosure.

Response:  The Fund hereby asserts its position that there are no persons directly or indirectly controlled by, or under common control with the Fund and respectfully declines to remove the “None” response to Item 28 of Part C.  However, in response to the Staff’s Comment, the following disclosure has been added:

In December, 2010, the Adviser and the Fund filed a joint request for a declaratory order from the SEC that the Adviser does not control the Fund.  In March 2011, the Board and the Adviser made a determination that the joint request for a declaratory order should be deemed to have been temporarily granted under the provisions of Section 2(a)(9) of the Investment Company Act because more than 60 days had elapsed since the date the request was filed with the SEC.  The Staff has advised the Board and the Adviser that they disagree with such determination.  In June, 2011, the Fund and the Adviser submitted a letter to the Staff requesting that they re-evaluate the Staff’s position regarding whether the Adviser should be deemed to control the Fund based on the recent decision by the U.S. Supreme Court in Janus Capital Group v. First Derivative Traders.  In Janus, the Court ruled that despite the “unique close relationship” between the fund and the adviser, the adviser did not control the fund.

Bo Howell
March 16, 2012

General Comments
12.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  The Fund acknowledges the Staff’s comment.

13.
Comment:  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund intends to provide a letter at the time it requests acceleration of the Registration Statement’s effective date whereby the Fund acknowledges the Commission’s position with respect to each of the above bulleted items.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes